                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                                PERKINELMER, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

              ZERO COUPON CONVERTIBLE DEBENTURES DUE AUGUST 7, 2020
                         (Title of Class of Securities)
                               -------------------

                                   714046 AA 7
                      (CUSIP Number of Class of Securities)
                               -------------------

                            Terrance L. Carlson, Esq.
                    Senior Vice President and General Counsel
                                PerkinElmer, Inc.
                                45 William Street
                               Wellesley, MA 02481
                                 (781) 237-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)                       AMOUNT OF FILING FEE (2)
      $392,142,311                                      $36,078

----------
(1) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the Zero Coupon Convertible Debentures due August 7, 2020.

(2) The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the value of securities proposed to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: Not applicable.         Filing party: Not applicable.
        Form or Registration No.: Not applicable.       Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the United States Securities and Exchange Commission (the "Commission") by PerkinElmer, Inc., a Massachusetts corporation
("PerkinElmer"), in connection with PerkinElmer's offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 29, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of PerkinElmer's outstanding zero coupon convertible debentures due August 7, 2020 (the "Debentures"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is PerkinElmer, Inc., a Massachusetts corporation, and the address and telephone number of its principal executive offices are 45 William Street, Wellesley, Massachusetts 02481, (781) 237-5100.

         (b) The securities that are subject to this offer are the zero coupon convertible debentures due August 7, 2020 of PerkinElmer. As of November 26, 2002, there was approximately $722.3 million aggregate principal amount at maturity of Debentures outstanding. As of November 26, 2002, the accreted value of the outstanding Debentures was approximately $390.9 million.

         (c) The Debentures are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no established trading market for the Debentures. PerkinElmer believes that trading in the Debentures has been limited and sporadic.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. PerkinElmer is both the filing person and the subject company.

         As required by General Instruction C to Schedule TO promulgated by the Commission, the following persons are directors and/or executive officers and/or controlling persons of PerkinElmer:

     Gregory L. Summe              Chairman of the Board, Chief Executive
                                   Officer and President

     Robert A. Barrett             Senior Vice President, President -- Fluid
                                   Sciences

     Peter B. Coggins              Senior Vice President, President -- Life and
                                   Analytical Sciences

     John P. Murphy                Senior Vice President, President --
                                   Optoelectronics

     Robert F. Friel               Senior Vice President and Chief Financial
                                   Officer

     Terrance L. Carlson           Senior Vice President, Business Development,
                                   General Counsel and Clerk

     Richard F. Walsh              Senior Vice President

     Jeffrey D. Capello            Vice President -- Finance and Chief
                                   Accounting Officer

     Tamara J. Erickson            Director

     Nicholas A. Lopardo           Director

     Alexis P. Michas              Director

     Michael C. Ruettgers          Director

     Dr. Vicki L. Sato             Director

     Gabriel Schmergel             Director

     Kenton J. Sicchitano          Director

     G. Robert Tod                 Director

         The address of each director and/or executive officer and/or controlling person listed above is c/o PerkinElmer, Inc., 45 William Street, Wellesley, MA 02481, and each such person's telephone number is (781) 237-5100.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1)(i) - (a)(1)(iii), (v) - (viii), (x), (xii) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "The Refinancing Transactions," "Purpose of the Offer," "Source and Amount of Funds," "Terms of the Offer -- General," "Terms of the Offer -- Procedure for Tendering Debentures," "Terms of the Offer -- Withdrawal of Tendered Debentures," "Terms of the Offer -- Conditions to the Offer," "Terms of the Offer -- Extension, Waiver, Amendment and Termination," "Description of the Debentures," "Certain Significant Considerations" and "United States Federal Income Tax Consequences" is incorporated herein by reference.

         (a)(1)(iv), (ix), (xi) Not applicable.

         (a)(2) Not applicable.

         (b) None of the subject securities is to be purchased from any officer, director, or affiliate of PerkinElmer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The Debentures are governed by the First Supplemental Indenture, dated as of August 7, 2000, to the Indenture, dated as of August 7, 2000, between PerkinElmer, Inc. and Bank One Trust Company, N.A., as successor Trustee. From time to time subsequent to their issuance, PerkinElmer has repurchased Debentures. The information set forth in the Offer to Purchase in the section captioned "Description of the Debentures" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Purchase in the sections captioned "Purpose of the Offer" and "The Refinancing Transactions" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in the sections captioned "Purpose of the Offer" and "The Refinancing Transactions" is incorporated herein by reference.

         (c)(1) None.

         (c)(2) None.

         (c)(3) The information set forth in the Offer to Purchase in the sections captioned "The Refinancing Transactions," "Purpose of the Offer," "Capitalization," "Terms of the Offer -- Conditions to the Offer," "Description of the Debentures" and "Certain Significant Considerations" is incorporated herein by reference.

         (c)(4) None.

         (c)(5) None.

         (c)(6) None.

         (c)(7) None.

         (c)(8) None.

         (c)(9) The information set forth in the Offer to Purchase in the section captioned "The Refinancing Transactions" is incorporated herein by reference.

         (c)(10) The information set forth in the Offer to Purchase in the sections captioned "The Refinancing Transactions" and "Certain Significant Considerations" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in the sections captioned "The Refinancing Transactions," "Source and Amount of Funds" and "Capitalization" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in the sections captioned "The Refinancing Transactions," "Source and Amount of Funds," and "Terms of the Offer -- Conditions to the Offer" is incorporated herein by reference.

         (d) The information set forth in the Offer to Purchase in the sections captioned "The Refinancing Transactions," "Source and Amount of Funds," "Capitalization" and "Terms of the Offer -- Conditions to the Offer" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None.

         (b) During the past sixty days, PerkinElmer repurchased an aggregate of $24.7 million in principal amount at maturity of debentures outstanding.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase in the sections captioned "Depositary and Information Agent; Fees and Expenses" and "Miscellaneous" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Purchase in the section captioned "Certain Financial Information" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in the sections captioned "Capitalization" and "Certain Financial Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         Agreements, Regulatory Requirements and Legal Proceedings.

         (a) (1) None.

         (a) (2) None.

         (a) (3) None.

         (a) (4) None.

         (a) (5) None.

         Other Material Information.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of November 29, 2002, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Exhibit
         Number                                  Description
         (a)(1)(i)         Offer to Purchase, dated November 29, 2002.*

         (a)(1)(ii)        Letter of Transmittal, dated November 29, 2002.*

         (a)(1)(iii)       Letter to Clients, dated November 29, 2002.*

         (a)(1)(iv)        Letter to Broker-Dealers, dated November 29, 2002.*

         (a)(1)(v)         Instructions to Form W-9.*

         (a)(2)            Press Release Regarding Offer, dated November 29,
                           2002.*

         (d)(1)            Indenture, dated August 7, 2000, between PerkinElmer,
                           Inc. (formerly EG&G, Inc.) and Bank One Trust
                           Company, N.A., as successor Trustee (previously filed as Exhibit 4.1 to the EG&G, Inc. Registration
                           Statement on Form S-3 (Registration No. 333-71069), and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of August 7,
                           2000, between PerkinElmer and Bank One Trust Company,
                           N.A., relating to the Zero Coupon Convertible
                           Debentures due August 7, 2000 (previously filed as
                           Exhibit 4.1 to PerkinElmer's Current Report on Form
                           8-K, File No. 1-5075, and incorporated herein by reference).

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* Filed herewith

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


         (a) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          PERKINELMER, INC.

                                      By: /s/ Terrance L. Carlson
                                          -------------------------------
                                          Terrance L. Carlson, Esq.
                                          Senior Vice President, Business
                                          Development, General Counsel and Clerk

Date: November 29, 2002

                                  EXHIBIT INDEX

         Exhibit
         Number                                  Description
         ------                                  -----------
         (a)(1)(i)         Offer to Purchase, dated November 29, 2002.*

         (a)(1)(ii)        Letter of Transmittal, dated November 29, 2002.*

         (a)(1)(iii)       Letter to Clients, dated November 29, 2002.*

         (a)(1)(iv)        Letter to Broker-Dealers, dated November 29, 2002.*

         (a)(1)(v)         Instructions to Form W-9.*

         (a)(2)            Press Release Regarding Offer, dated November 29,
                           2002.*

         (d)(1)            Indenture, dated August 7, 2000, between PerkinElmer,
                           Inc. (formerly EG&G, Inc.) and Bank One Trust
                           Company, N.A., as successor Trustee (previously filed as Exhibit 4.1 to the EG&G, Inc. Registration
                           Statement on Form S-3 (Registration No. 333-71069), and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of August 7,
                           2000, between PerkinElmer and Bank One Trust Company,
                           N.A., relating to the Zero Coupon Convertible
                           Debentures due August 7, 2000 (previously filed as
                           Exhibit 4.1 to PerkinElmer's Current Report on Form
                           8-K, File No. 1-5075, and incorporated herein by reference).

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* Filed herewith